Standard Industrial Classification (SIC)             CIK:0001842603
Investment Trust Company -6091                        CCC:kv6woh@i
Real Estate Investment Trust-6798
Asset- Backed Securities -6189
                                 MONIQUE DENISE WHEAT WHFIT
                            UNITED STATES
                SECURITIES AND EXCHANGE COMMISSON
                      Washington, D.C. 20549

                                    OMB APPROVAL
                                OMB Number: 3235-0175
                              Expires: June 30, 2022
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                              FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT To SECTION
                           8(a) OF THE INVESTMENT
                           COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the Provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

MONIQUE DENISE WHEAT WHFIT
3305 AVENUE H
BIRMINGHAM, AL 35218

Phone: (334)354-8570

Name and address of agent for service of process:
Monique Denise Wheat: Authorized Representative- UCC 1-207/308
3305 Avenue H
Birmingham, AL 35218

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X ] NO [ ]

During the preparation of form N-8A, notification of registration c/o MONIQUE DENISE WHEAT WHFIT, the was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of trust assets

In the matter of public interest, the attached Declarations of trust are private and should be treated with confidentiality.

This Notification of Registration Statement is filed pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Both requirements of section 8(a) and 8(b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A

                                     JURAT


Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor/trustee of this registrant has caused this notification of registration to be duly signed on its behalf of the city of Birmingham and state of Alabama on the day January 29th 2021


                             Signature: MONIQUE DENISE WHEAT WHFIT
                                  (Name of Registrant)
                             BY: Monique D. Wheat
                     Title: Executor/Authorized Representative UCC1-207/308


Attest:VICTOR F. NICHOLS
(Name)
NOTARY PUBLIC
 State of Alabama Commission Expires 02/10/2022